James J. Fox  jfox@velaw.com
Tel 212.237.0131  Fax 917.849.5328

April 29, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Niska Gas Storage Partners LLC
Amendment No. 4 to Registration Statement on Form S-1
Filed April 26, 2010
File No. 333-165007

Dear Mr. Owings:

On behalf of Niska Gas Storage Partners LLC (the “Registrant”), we are filing Amendment No. 5 to the above referenced registration statement (the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated April 28, 2010 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, the exact text of the comments provided by the Staff has been included in bold face type in the order presented in the letter from the Staff.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

The Registrant has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

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Amendment No. 5 to Registration Statement on Form S-1

Dilution, page 45

1.                        We note your response to comment six of our letter dated April 23, 2010.  We also reviewed the proposed revisions in your correspondence to us dated April 27, 2010, and await these revisions.

Response:  The Registrant has revised the Registration Statement to reflect the proposed revisions from our correspondence to the Staff dated April 27, 2010.  These revisions are identical to those reflected in the attachment to our correspondence.  Please see page 46.

Estimated Cash Available for Distribution, page 55

2.                        We note your response to comment nine of our letter dated April 23, 2010, and the proposed revisions in your correspondence to us dated April 27, 2010, and await these changes to your estimated cash available for distribution for the forecast period ending March 31, 2011.

Response:  The Registrant has revised the Registration Statement to reflect the proposed revisions from our correspondence to the Staff dated April 27, 2010.  These revisions are identical to those reflected in the attachment to our correspondence to the Staff.  Please see the revised table on page 55, the revised bullet under the heading “Capital Expenditures” on page 57 and the revised bullets under the heading “Financing” on page 58.

Other Changes

In addition to the above described changes, the Registrant has made the following clean-up edits to the Registration Statement:

•                  the Registrant has revised the dates on the Registration Statement cover, the prospectus cover and the signature page;

•                  the Registrant has removed the “Calculation of Registration Fee” table on the Registration Statement cover;

•                  the Registrant has corrected a heading in the Table of Contents on page ii;

•                  the Registrant has corrected tax disclosure on pages 67 and 68 to conform to the tax provisions of its form of operating agreement, included as Appendix A in the prospectus;

•                  the Registrant has corrected disclosure on pages 128 and 129 related to the duration of its storage contracts;

•                  the Registrant has corrected disclosure on page 146 regarding amounts of equity awards previously granted to certain of its named executive officers;

•                  the Registrant has corrected typographical errors on pages F-1, A-9, A-13, A-24, A-31 and A-45; and

•                  the Registrant has amended the exhibit list on page II-5 to indicate exhibits previously filed.

Please direct any questions that you have with respect to the foregoing to James J. Fox at (212) 237-0131 or Ramey Layne at (212) 237-0135.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins L.L.P.
cc: Jason A. Dubchak